VARIABLE UNIVERSAL LIFE INSURANCE POLICY
PROSPECTUS SUPPLEMENT

issued by

SECURITY LIFE OF DENVER INSURANCE COMPANY

and its

SECURITY LIFE SEPARATE ACCOUNT L1

and

SECURITY LIFE SEPARATE ACCOUNT S-L1

Supplement dated September 28, 2005

This supplement adds certain information to the prospectus dated April 29, 2005. as supplemented. Please read it carefully and keep it with your prospectus for future reference.

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In light of recent disasters caused by hurricanes in the Gulf Coast, Security Life of Denver Insurance Company will waive surrender charges related to the surrender of your policy, if any, and extend the grace period for payment of premiums for those policy owners whose address of record was in one of the specifically identified parishes or counties at the time of the hurricanes. This waiver of surrender charges and extension of the grace period will be available for a limited period of time and are subject to certain conditions and restrictions that we will impose on a non-discriminatory basis.

To determine your eligibility for waiver of surrender charges, if any, and extension of grace period, please contact us at our:

> Customer Service Center
> P.O. Box 5065
> Minot, ND 58702-5065
> 1-877-253-5050